Exhibit 99.1

June 10, 2014

Anish Bhatnagar

Chief Executive Officer , Capnia, Inc.

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

RE:	Consent of Charles River Associates

Dear Dr. Bhatnagar,

Capnia, Inc. (“Capnia” or the “Company”) has requested that Charles River Associates execute this consent in connection with a proposed initial public offering by the Company (the “Offering”). In connection with the Offering, the Company plans to file a registration statement on Form S-1 with the Securities and Exchange Commission Exchange Commission, as amended from time to time until it becomes effective (the “Registration Statement”) and/or make presentations to qualified institutional buyers or institutional accredited investors who are potential investors (the “Presentations”).

This consent serves as confirmation by Charles River Associates to Capnia that Charles River Associates hereby:

1.	consents to the use of, and references to, Charles River Associates’ name, in connection with Charles River Associates’ research data on Serenz entitled “Serenz Opportunity Assessment” dated November 15, 2012 (collectively, the “Research”), in the Registration Statement and/or its Presentations; and

2.	grants the Company permission to include references to the Research, substantially in the form furnished hereto as Exhibit A, as part of the Registration Statement and/or its Presentations.

This consent further confirms that the references from the Registration Statement and/or its Presentations quoted in Exhibit A are an accurate depiction of the Research and that Charles River Associates provides its consent to the inclusion of this letter as an exhibit to the Registration Statement. The Company agrees to indemnify Charles River Associates against any and all claims arising from the use of the Research, substantially in the form furnished hereto as Exhibit A. Attached hereto on Exhibit B is a disclaimer of liability for the benefit of Charles River Associates. In addition, we understand the need for confidentially with respect to Capnia’s planned initial public offering, and we agree to not discuss the planned offering with any third parties.

Sincerely, Charles River Associates
By:	/s/ Gregory K. Bell
Name:	Gregory K. Bell
Title:	Group Vice President, Global Practice Leader – Life Sciences

Agreed and Accepted: Capnia, Inc.
By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	President and Chief Executive Officer

EXHIBIT A

Statement in Registration Statement and/or the Presentations

A 2012 survey of 140 AR sufferers in the U.S. and the E.U., conducted on our behalf by Charles River Associates, indicated that approximately 27% would be “highly likely” to try Serenz as a treatment for their AR at our intended price point. Those who categorized themselves as “highly likely” to try Serenz at our proposed price points indicated that, on average, they expected to use it between four and seven months out of the year, and to use one to two doses per day during these months. The U.S. patients surveyed reported that they currently spend an average of $64 to $112 each month, out of pocket (excluding insurance or government payor support), for AR medication.

EXHIBIT B

Disclaimer

Charles River Associates’ (“CRA”) study was prepared for Capnia on terms specifically limiting the liability of CRA. CRA’s conclusions are the result of the exercise of CRA’s reasonable professional judgment, based in part upon materials and information and information provided to CRA by Capnia and others. Use of this information by you or any third party for whatever purpose should not, and does not, absolve you or such third party from using due diligence in verifying the information. CRA has not been requested to opine as to, and does not guarantee, warrant or opine upon: (i) the underlying business decision to participate (or not to participate) in any transaction or investment relating to Serenz (the “Transaction”); or (ii) the failure of the Transaction to perform in any particular manner. Any opinion expressed herein shall not amount to any form of guarantee that CRA has determined or predicted future events or circumstances, and no such reliance may be inferred or implied. The information is effective as of the date the study was created. CRA has no obligation to update the information set forth in the study and expressly disclaims any such responsibility. Any use which you or a third party makes of this information, or any reliance on it, or decisions to be made based on it, are the responsibility of you or such third party. CRA accepts no duty of care or liability of any kind whatsoever to you or any such third party, and by your receipt and review of this information, you release and hold CRA (including all of its affiliates, officers, employees and directors) harmless for all claims, liabilities and damages, if any, suffered as a result of decisions made, or not made, or actions taken, or not taken, based on or related to this information.